

June 10, 2010

Mr. Thomas F. Motamed
Chief Executive Officer
CNA Financial Corporation
333 S. Wabash
Chicago, IL 60604

> **Re: CNA Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 001-05823**

Dear Mr. Motamed:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note G. Legal Proceedings and Contingent Liabilities, page 106

1.   Regarding the Insurance Brokerage Anti-trust Litigation, it is not clear how "not readily determinable" in your disclosure "The extent of losses beyond any amounts that may be accrued are not readily determinable at this time," meets the disclosure required by ASC 450-20-50-4. Please provide us proposed disclosure to be included in future periodic reports that complies with ASC 450-20-50-4. If it is the case that an estimate cannot be made, please tell us your process at each reporting date to make this determination, and the facts and circumstance that currently prevent you from making an estimate.

Mr. Thomas F. Motamed
CNA Financial Corporation
June 10, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant